Exhibit 99.1

CIT Announces Its Intention to Commence a Cash Tender Offer for Up To $500,000,000 of its Common Stock

April 25/8:30

NEW YORK, April 25, 2018 -- CIT Group Inc. (NYSE: CIT) today announced its intention to commence a modified “Dutch auction” cash tender offer to purchase up to $500,000,000 of its common stock, par value $0.01 per share, on or about April 26, 2018.

Under the terms of the proposed tender offer, CIT stockholders would have the opportunity to tender some or all of their shares at a price within a range, which is currently expected to be $50.00 to $56.00 per share. The closing share price of CIT’s common stock on April 24, 2018, the last trading day prior to today’s announcement, was $52.52. At the currently expected minimum price of $50.00 per share, CIT would repurchase a maximum of 10,000,000 shares, which represents approximately 8% of CIT’s currently outstanding common stock.

The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be sent to CIT’s stockholders shortly after commencement of the tender offer. The tender offer will be subject to certain conditions described in the offer to purchase. The tender offer will be held open for at least twenty business days following its commencement, and tenders of shares must be made prior to the expiration of the tender offer period.

None of CIT, its Board of Directors, the dealer manager for the tender offer, the information agent for the tender offer or the depositary will make any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which they might choose to tender their shares pursuant to the proposed tender offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices.

Pre-Commencement Communications

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CIT’s common stock. The anticipated tender offer described in this press release has not yet commenced, and while CIT intends to commence the tender offer as soon as reasonably practicable and complete the tender offer, there can be no assurance that CIT will commence or complete the tender offer on the terms described in this press release, or at all. If CIT commences the tender offer, the solicitation and offer to buy common stock will be made only pursuant to an offer to purchase, letter of transmittal and related materials that CIT intends to distribute to its stockholders and file with the Securities and

Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, letter of transmittal and related materials, which will become available to stockholders upon commencement of the tender offer.

Prior to making any decision with respect to the proposed tender offer, stockholders should read carefully the information in the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. A free copy of the tender offer documents that will be filed with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or by calling the information agent (to be identified at the time the offer is made). Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the tender offer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words “expect,” “anticipate,” “estimate,” “forecast,” “initiative,” “objective,” “plan,” “goal,” “project,” “outlook,” “priorities,” “target,” “intend,” “evaluate,” “pursue,” “commence,” “seek,” “may,” “would,” “could,” “should,” “believe,” “potential,” “continue,” or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially. Important factors that could cause our actual results to be materially different from our expectations include, among others, the risk that (i) CIT is unsuccessful in implementing its strategy and business plan, (ii) CIT is unable to react to and address key business and regulatory issues, (iii) CIT is unable to achieve the projected revenue growth from its new business initiatives or the projected expense reductions from efficiency improvements, (iv) CIT becomes subject to liquidity constraints and higher funding costs, or (v) the parties to a transaction do not receive or satisfy regulatory or other approvals or conditions on a timely basis or approvals are subject to conditions that are not anticipated. We describe these and other risks that could affect our results in Item 1A, “Risk Factors,” of our latest Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. CIT undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

About CIT

Founded in 1908, CIT (NYSE: CIT) is a financial holding company with approximately $50 billion in assets as of March 31, 2018. Its principal bank subsidiary, CIT Bank, N.A., (Member FDIC, Equal Housing Lender) has approximately $30 billion of deposits and more than $40 billion of assets. CIT provides financing, leasing, and advisory services principally to middle-market companies and small businesses across a wide variety of industries. It also offers products and services to consumers through its Internet bank franchise and a network of retail branches in Southern California, operating as OneWest Bank, a division of CIT Bank, N.A. For more information, visit cit.com.

Contacts

CIT MEDIA RELATIONS:

John Moran

212-461-7705

john.moran@cit.com

CIT INVESTOR RELATIONS:

Barbara Callahan

(973) 740-5058

Barbara.Callahan@cit.com